EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

NAME	JURISDICTION OF INCORPORATION
MoSys International, Inc.	California, USA
MoSys India Pvt. Ltd	India
MoSys Iowa, Inc.	Iowa, USA